Mail Stop 3561



      May 10, 2006




F. Jacob Cherian
President and Chief Executive Officer
Millennium India Acquisition Company Inc.
330 East 38th Street, Suite 46C
New York, New York 10016

      Re:	Millennium India Acquisition Company Inc.
      Registration Statement on Form S-1
      Filed April 10, 2006
		File No. 333-133189

Dear Mr. Cherian:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to which the dissolved corporation "(i) shall pay or make reasonable provision to pay all claims and obligations ... (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation ..., are likely to arise or to become known to the corporation ... within 10 years after the date of dissolution." Please provide us with a legal analysis as to how the company will comply with Sections 280 or 281(b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders` rights to receive their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company.
2. We note the disclosure throughout your registration statement that the initial per share liquidation price for shareholders will be $7.76, or 97% of the per unit IPO price of $8.00. Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of assurance that executive officers will be able to satisfy their indemnification obligations, as is also disclosed.
3. Please disclose all steps the company has taken to confirm that executive officers have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.
4. Please discuss the basis under federal securities laws by which the registrant may register for resale the securities to be issued in the proposed private placements immediately prior to the closing of the public offering contemplated in this registration statement. We may have further comment.
5. Please tell us the factors you considered in determining to value this offering at $80,000,000. Please indicate the factors that you considered in determining that you might need $77,600,000 in the trust fund to effect the business combination contemplated by the registration statement. It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. Tell us whether the company expects to obtain additional funding through other financing arrangements to acquire a target. If so, please explain. We may have further comment.
6. We note that your initial business combination must be with a business where the aggregate consideration paid by you is at least equal to 80% of your net assets. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company in consideration greater than 80% of your net assets. Disclose as well whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.
7. Provide disclosure in a prominent place in the prospectus detailing the various fees, reimbursements and other cash flows being paid or eligible to be paid to the existing stockholders and/or officers, directors and the special advisors in this offering. Such cash flows should be identified by type or source of cash flow, as well as the amount, if known.
8. Further discuss in an appropriate place the company`s expectation as to whether the current management and directors will remain associated with the company after the consummation of the business combination. Detail how the company intends to accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company`s management and/or directors will be able to maintain their positions with the company post-business combination.
9. We note the disclosure throughout the prospectus that the company will proceed with the initial business combination only if two conditions are met which include public stockholders owning less than
20% of the shares in this offering both vote against the business combination and exercise their conversion rights. Please explain whether the 20% threshold could be lowered by the company after the offering is effective and prior to the vote regarding the initial business combination.
10. Please clarify whether you will be registering your securities for sale with any state. If so, prior to effectiveness of this registration statement, please confirm supplementally that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have the units registered for sale.
11. Please include a section titled "Determination of Offering Price" as required by Item 505 of Regulation S-K.
12. In the prospectus summary section and the proposed business section, we note that you make several assertions regarding market conditions. Please provide us with reasonable support for the assertions and summarize the support in the prospectus. If a third party is the source of the information, please name the third party and the publication where the information can be found.
13. You state that the underwriters have the right to consent before the company can exercise their redemption right. You indicate that there may be conflicts of interest that result from such right. Please expand this discussion.

Prospectus Cover Page
14. Please explain what you mean by the phrase "innovative cross-border growth opportunities." Please also provide support for the statement or delete it.
15. You state that you "currently do not intend to seek a target business that is primarily engaged in either business or knowledge process outsourcing." Please explain whether your target business could change from the target categories listed and the circumstances under which such a change could occur.

Prospectus Summary, page 1

The Offering, page 3
16. On page 5, please confirm that the statement "...or in the event
less than 20% of our public stockholders elect to convert their shares of common stock in connection with our initial business combination" is correct. We believe it should state "in the event more than 20% of our public stockholders elect to convert...."
17. We note your disclosure here and elsewhere that the components of your units will begin trading separately 90 days after the effectiveness of this registration statement "unless Ladenburg Thalmann & Co. Inc. determines that an earlier date is acceptable."
If the underwriter decides to allow separate trading before the end of 90 days, discuss how investors will become aware of the acceleration.
18. On page 6, please further define "cashless basis."
19. On page 7, please explain how "all of the purchasers of these privately placed units have waived their right to receive distributions upon our liquidation..." if the purchasers have not yet been identified.

Risk Factors, page 11
20. In risk factor 13, please expand upon the type of global financing you would need to help fund your business combination in case a larger percentage of stockholders exercise their conversion rights than expected.
21. You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. We note risk factor 20 regarding compliance with the Sarbanes-Oxley Act of 2002. Please remove the risk factor or revise to cite a particular risk.
22. In risk factor 23 on page 19, "[i]f we are deemed to be an investment company ...," please revise the risk factor to explain why the company could be deemed an investment company. See Section 3(a)(1)(A) and (C) of the Investment Company Act of 1940.
23. In risk factor 27, you state that you will apply to have your securities listed on the American Stock Exchange upon consummation of this offering. However, on the prospectus cover page you indicate that you have already applied. Please clarify. Also, please expand upon the discussion of the consequences of your stock being determined to be a "penny stock."
24. In risk factor 31, please clarify the statement that "[t]he Indian government also regulates investments in certain other sectors
(e.g. banking) by increasing the amount of ownership over time," by identifying to whose ownership you are referring.

Use of Proceeds, page 24
25. Please add a line in the use of proceeds table indicating the total of the noted offering expenses.
26. In the use of proceeds table, working capital-funded from interest earned on monies held in trust, we note the line item of $650,000 for "[l]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiation of a business combination." Please explain these expenses in more detail.
We also note another line item of $500,000 allocated to due diligence of prospective target businesses. Please explain why there are two separate amounts for due diligence. You state "[w]e intend to use the working capital for ... due diligence, legal, accounting, and other expenses of structuring and negotiating business combinations, and deposits, down payments and/or funding of "no shop" provisions in connection with business combinations as well as for reimbursement of any out-of-pocket expenses incurred by our existing stockholders in connection with activities undertaken on our behalf as described below." Please clearly indicate whether any of the reimbursements to stockholders will be for their payments to third parties for third parties` performance of due diligence.

27. Please discuss in the appropriate sections of the prospectus the office space that the company will utilize in India including any expenses to the company.

Capitalization, page 27
28. Please reconcile the notes payable entry of $62,500 with the statement made throughout the document that your founders have advanced an aggregate of $125,000 to you.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 30
29. Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.

Proposed Business, page 33

Our Competitive Strengths and Strategies, page 33
30. Please provide support or specific references for the statistics used in this section and in the Identification of Industry Sectors section on pages 34-35 and summarize the support in the prospectus.
Please also provide references to the documents that are cited and state whether they are publicly available. If not publicly available, please provide staff with copies.

Effecting a business combination, page 35
31. Please confirm that the risks identified in this section are included in your risk factor section.

General, page 35
32. Please describe the type of outside financing you plan to use in effecting a business combination.

We have not identified a target business, page 35
33. Please indicate whether your special advisors are included in the
statement "none of our officers, directors, promoters or
affiliates
has had any contract [sic] or discussions with representatives of any
other company regarding a potential merger...."

Sources of Target Business, page 36
34. We note the disclosure that unaffiliated sources will inform you of potential target businesses and that such information will be either "solicited or unsolicited." Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search.

Fair market value of target business, page 37
35. It may be helpful to include a risk factor that the company will not be required to obtain an opinion from an unaffiliated, independent investment banking firm as to the fair market value of the target business.

Conversion rights, page 39
36. Please define "promptly" in the statement "[i]t is anticipated that the funds to be distributed to stockholders entitled to convert their shares who elect conversion will be distributed promptly after completion of a business combination."

Liquidation if no business combination, page 39
37. Please define "promptly" in the statement "[w]e will promptly instruct the trustee to commence liquidating the investments constituting the trust account after the expiration of the applicable
18-month or 24-month period."

Comparison to Offerings of Blank Check Companies, page 42
38. In the table, please include a discussion that compares the terms of this offering with the terms under Rule 419 with respect to the shareholders` rights to receive interest earned from the funds held in escrow.

Management, page 45
39. Please disclose the period during which each person has served as a director, as required by Item 401(a) of Regulation S-K.
40. Please tell us whether Kishore Mirchandani is or has been affiliated with Tristar Products Inc. of Parsippany, N.J.


Special Advisors, page 47
41. Please provide the ages of the Special Advisors.

Trinity Partners Acquisition Company Inc., page 49
42. Please define "spotcharter market."  Please also identify
Freeseas` NASDAQ symbol.

Principal Stockholders, page 53
43. In the table, please account for the fact that directors and officers own less than 100% of the stock before the offering. Please also reconcile the 18.6% owned by directors and officers after the offering with the 16.2% cited in the paragraph below the table.

Certain Relationships and Related Transactions, page 55
44. Please expand to disclose the benefits that will or may be received by related parties in connection with or following any combination.
45. Please identify the promoters of the company. See Item 404(d) of
Regulation S-K.

Description of Securities, page 57

Common Stock, page 57
46. We note the statement "[i]n connection with the vote required for our initial business combination, all of our existing stockholders, including all of our officers and directors, as well as the holders of the private placement units, have agreed to vote the shares of common stock then owned by them, including any shares of common stock purchased in or following this offering, in accordance with the majority of the shares of common stock voted by the public stockholders other than our existing stockholders, officers, directors and holders of the private placement units." Please clarify in light of the fact that the holders of the private placement units are currently unknown.
47. Please clarify, here and elsewhere as appropriate, that with respect to shares held by an existing stockholder which were acquired after the offering (whether pursuant to the offering or pursuant to open market purchases) that the existing stockholder may vote against the proposed business combination and exercise his/her conversion rights in the event that the business combination transaction is approved by the requisite number of stockholders.
48. On page 58, you state "[p]ublic stockholders who convert their stock to cash retain their warrants." Please discuss whether this creates an opportunity for individuals to purchase units, remit the shares allowing them to receive a portion of the trust, and benefit from the subsequent sale of the warrants they retain.

Financial Statements, page F-1
49. Your attention is directed to Item 310(g) of Regulation S-B and the possible need for updated financial statements and related disclosures.

Note 8, Warrants and Option to Purchase Common Stock, Page F-11
50. Please revise MD&A and the footnotes to discuss your basis for the estimate of expected volatility of 37.566%.

Exhibits
51. We note disclosure in the Fifth Article, in the Amended and Restated Certificate of Incorporation of Millennium India Acquisition
Company Inc., that states "[t]he following provisions (A) through
(D)
shall apply during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of any "Business Combination," and may not be amended during the "Target
Business Acquisition Period" (emphasis added). Please explain the impact or potential impact that the provision in the Certificate of
Incorporation may have on investors in this offering.

Exhibit 23.1
52. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Maureen Bauer at (202) 551-3237 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald
E. Alper at (202) 551-3329 or Michael Karney, who reviewed your filing, at (202) 551-3847 with any other questions.

      					Sincerely,




      					John Reynolds
      					Assistant Director


Cc: Ira I. Roxland, Esq.
       Fax (212) 768-6800
F. Jacob Cherian
Millennium India Acquisition Company Inc.
May 10, 2006
Page 11